Exhibit 12.3

Reckson Operating Partnership, L.P.

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Earnings
Income from continuing operations before non-controlling interests and fixed charges	$418,735	$267,391	$451,127	$393,585	$256,205	$277,902	$308,457

Fixed Charges
Interest	$86,873	$98,170	$129,428	$133,853	$135,726	$104,511	$89,429
Rent expense	7,527	10,625	13,171	19,402	17,633	16,388	16,586
Amortization of debt issuance costs	5,674	5,864	7,809	8,460	9,487	3,946	2,607
Capitalized interest	1,107	2,835	3,753	—	—	—	—
Total Fixed Charges	$101,181	$117,494	$154,161	$161,715	$162,846	$124,845	$108,622
Ratio of earnings to fixed charges	4.14	2.28	2.93	2.43	1.57	2.23	2.84